As filed with the Securities and Exchange Commission on March 21, 2006
Registration No. 333-131046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MAVERICK TUBE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	43-1455766
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
16401 Swingley Ridge Road, Seventh Floor
Chesterfield, Missouri 63017
(636) 733-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Joyce M. Schuldt
Senior Vice President — Finance, Chief Financial Officer and Secretary
Maverick Tube Corporation
16401 Swingley Ridge Road, Seventh Floor
Chesterfield, Missouri 63017
(636) 733-1600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
John R. Box
Steven Sutherland
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

P R O S P E C T U S
$250,000,000
1.875% Convertible Senior Subordinated Notes due 2025
and Shares of Common Stock Issuable Upon Conversion of the Notes
     On November 15, 2005, we issued and sold $220,000,000 aggregate principal amount of our 1.875% Convertible Senior Subordinated Notes due 2025 in a private offering, and on November 18, 2005, we issued and sold an additional $30,000,000 aggregate principal amount of our notes in a private offering. Selling securityholders will use this prospectus to resell the notes and the shares of our common stock issuable upon conversion of the notes.
     We will pay interest on the notes on May 15 and November 15 of each year, beginning May 15, 2006.
     Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding August 15, 2013 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 103% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or (2) upon the occurrence of specified corporate events. On and after August 15, 2013 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion we will pay cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period.
     The initial conversion rate will be 24.6406 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $40.58 per share of common stock). The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as defined herein) occurs prior to November 15, 2013, we will increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.
     Holders may require us to repurchase for cash all or part of their notes on November 15, 2013, at a price equal to 100.25% of the principal amount of the notes being repurchased, plus accrued and unpaid interest. In addition, holders may require us to repurchase for cash all or part of their notes on November 15, 2015 and November 15, 2020 or upon a fundamental change, in each case at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the purchase date. We will pay cash for all notes so purchased.
     We may redeem for cash all or part of the notes on November 15, 2013 at a price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued and unpaid interest. After November 15, 2013, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest.
     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes, but will incur expenses in connection with the offering.
     Our shares are quoted on The New York Stock Exchange under the symbol “MVK.” The last reported sale price on January 12, 2006 was $43.28 per share.
     Investing in the notes and the common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 13, 2006.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.
      This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information.”
      When we refer to “Maverick Tube Corporation” or the “Company” and use words such as “we,” “our” and “us,” we are referring to Maverick Tube Corporation and its subsidiaries as a whole, except as otherwise provided herein and except where it is clear from the context that any of these terms refers only to Maverick Tube Corporation. When we refer to “Maverick” such term refers only to Maverick Tube Corporation.
      We have not authorized any dealer, salesman or other person to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus may only be used under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the securities. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “plan,” “project,” “may,” “will” and variations of such words or similar expressions are intended, but are not the exclusive means, to identify forward-looking statements. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements, including, but not limited to:

•	future levels of oil and natural gas drilling activity;

•	the future cost of steel (our principal raw material, representing 55% to 65% of our cost of goods sold);

•	future levels of nonresidential construction activity;

•	the ability to effectively implement and transition any acquisitions (for example, our recently completed Colombian acquisition);

•	future import levels of competing products;

•	the value of the U.S. dollar; and

•	other risks and uncertainties identified under “Risk Factors” or detailed from time to time in our filings with the SEC.
Further information concerning important factors that could cause actual events or results to be materially different from the forward-looking statements can be found in the “Risk Factors” section of this prospectus.
      Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, it is not possible to foresee or identify all factors that could have a material and negative impact on our future performance. The forward-looking statements included or incorporated by reference in this prospectus are made on the basis of management’s assumptions and analyses, as of the time the statements are made, in light of their experience and perception of historical conditions, expected future developments and other factors believed to be appropriate under the circumstances.
      Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that may be important to you in making your investment decision. You should read the entire prospectus and the documents it incorporates by reference carefully, including the section describing the risks of investing in the notes and the common stock issuable upon conversion of the notes entitled “Risk Factors” and our financial statements and related notes incorporated by reference in this prospectus, before deciding to invest in the notes or the common stock issuable upon conversion of the notes.
Maverick Tube Corporation
      We are a leading North American producer of welded tubular steel products used in the oil and natural gas industry and for various industrial applications. Our energy products line consists of oil country tubular goods, commonly referred to as OCTG, line pipe, coiled tubing and couplings. We are a leading North American producer of OCTG and couplings for use in newly drilled oil and natural gas wells and of line pipe used in transporting oil and natural gas. We sell our OCTG and line pipe products primarily throughout the United States, Canada and South America using multiple sales channels including distributor agents, independent distributors and our internal sales force for direct sales to end users. In all cases, the ultimate end users are major and independent oil and natural gas producers and national oil and gas companies. Our coiled tubing products are sold exclusively on a direct basis to service companies and major and independent oil and natural gas producers around the world. Our couplings are sold directly to OCTG manufacturers, processors and distributors in North America.
      We also manufacture tubing for use in industrial applications. Our industrial product line is comprised of steel electrical conduit, standard pipe, pipe piling and mechanical tubing products. These products are sold to distributor’s service centers, fabricators, contractors and end users, primarily in North America.
      We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017, and our phone number is (636) 733-1600. We maintain a website on the internet at www.mavericktube.com. Our website, and the information contained on our website, is not a part of this prospectus.
      We are committed to being a growth company and have developed a business strategy that is focused on the following strategic initiatives:

Leverage Our Leading North American Oilfield Tubulars Position to Expand Our Offering of Complementary Highly-Engineered Products and Services to Our Energy Customers.
      We believe that we are the North American market share leader in OCTG and line pipe. We have worked to leverage this leadership position to expand into complementary highly-engineered products. With our acquisitions of Precision Tube Technology, L.P. (“Precision”) in 2002 and SeaCAT, L.P. (“SeaCAT”) in 2003, we obtained leading coiled tubing and coiled line pipe businesses. With our acquisition of Texas Arai in 2004, we developed a leading position in American Petroleum Institute and premium couplings. We intend to grow our presence in each of these product areas. We recently announced initiatives to increase our coiled tubing capacity by 50% and to increase our capacity to deliver premium alloy OCTG products by more than 100%. We also intend to add further complementary highly-engineered products and services to better meet the needs of our oil and natural gas exploration, production and transmission customers.

Expand Our Geographic Presence Through Both Organic and Acquisition Growth.
      As our oil and natural gas exploration, production and transmission customers have expanded their global presence, we have as well. Our acquisition of Prudential Steel Ltd. (“Prudential”) in 2000 substantially augmented our Canadian presence. Our 2002 and 2003 acquisitions of Precision and SeaCAT together involved substantial revenues from outside North America. Our recent acquisition of Tubos del Caribe Ltda., Consorcio Metalúrgico Nacional Ltda. and Advance Corp. have provided us a foundation for growth in Latin America. While the nature and timing cannot be predicted, we intend to further grow our geographic footprint both organically and through further acquisitions. A broader geographic reach will enable us to further expand and optimize our manufacturing capacity, improve our sourcing capabilities and provide more responsive service to our worldwide oil and natural gas exploration, production and transmission customers.

Optimize Return on Capital Employed Across Business Units.
      The ultimate measure of our success is the creation of stockholder value. We remain committed to generating attractive returns on the capital employed in our businesses. In 2005, we commenced a plan to consolidate our Republic Conduit manufacturing facilities in Louisville, Kentucky. We expect to realize $15 to $18 million in annual operational, transportation and other cost savings upon its completion. Additionally, in June 2005 we sold our highly-commoditized North American Industrial Hollow Structural Section (“HSS”) business, in which we did not have a leading market position. We also have recently restructured our Company along business unit lines to enable us to better respond to changes in our increasingly diversified markets and to assess and manage each of our businesses return on its net assets and capital employed. To further increase our return on capital employed, we are continuing to pursue various initiatives to improve our systems, optimize our use of working capital and realize various selling, general and administrative and operational efficiencies.
THE OFFERING
      The following summary of the offering is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the notes, see “Description of Notes.” For purposes of this summary and the “Description of Notes,” references to the “Company,” “we,” “us,” and “our” refer only to Maverick Tube Corporation and do not include our subsidiaries.

Issuer	Maverick Tube Corporation, a Delaware corporation.

Securities Offered	$250,000,000 principal amount of 1.875% Convertible Senior Subordinated Notes due 2025.

Maturity	November 15, 2025, unless earlier repurchased, converted or redeemed.

Interest	1.875% per year. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2006.

Optional Redemption	We may redeem for cash all or part of the notes on November 15, 2013 at a price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. After November 15, 2013, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. See “Description of Notes — Optional Redemption by Maverick.”

Conversion Rights	Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding August 15, 2013, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

• during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 103% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

• upon the occurrence of specified corporate transactions described under “Description of Notes — Conversion Rights.”

On and after August 15, 2013 to (and including) the close of business on the scheduled trading day immediately preceding the maturity date, subject to prior repurchase or redemption of the notes, holders may convert the notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The initial conversion rate will be 24.6406 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $40.58 per share of common stock), subject to adjustment.

Upon valid tender of notes for conversion, we will pay, on the third trading day following the last day of the related observation period, cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. See “Description of Notes — Conversion Rights — Payment upon Conversion.”

In addition, if a “fundamental change” occurs prior to November 15, 2013, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of common stock issued to you upon conversion.

Fundamental Change	If we undergo a “fundamental change” (as defined in this offering memorandum under “Description of Notes — Fundamental Change Permits Holders to Require us to Purchase Notes”), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change purchase date. We will pay cash for all notes so purchased.

Purchase of Notes at Your Option on Specified Dates	On November 15, 2013, November 15, 2015 and November 15, 2020, you may require us to purchase any outstanding notes for which you have properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. You may submit your notes for purchase to the paying agent at any time from the opening of business on the date that is 25 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date. We will purchase each outstanding note for which you have properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase, except purchases on November 15, 2013, for which the purchase price will equal 100.25% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase.

Ranking	The notes are general unsecured senior subordinated obligations, subordinated to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2005, we and our subsidiaries had approximately $106.8 million of outstanding indebtedness as to which the notes are subordinated or effectively subordinated. The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries will not guarantee any of the obligations under the notes. See “Description of Notes — Subordination of the Notes.”

Use of Proceeds	The selling securityholders will receive all proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale by any selling securityholder of the notes or shares of common stock issuable upon conversion of the notes.

Registration Rights	We have filed this shelf registration statement under the Securities Act relating to the resale of the notes and the common stock issuable upon conversion thereof. If the registration statement has not become effective within the time periods set forth in this prospectus, we will be required to pay additional interest to holders of the notes.

Convertible Note Hedge and Warrant Transactions	In connection with the offering of the notes, we entered into convertible note hedge transactions with Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley & Co. Incorporated. We also entered into warrant transactions with Morgan Stanley & Co. International Limited. These transactions are expected to reduce the potential dilution upon conversion of the notes. We used approximately $29.3 million of the net proceeds of the initial offering of the notes to pay the net cost of the convertible note hedge and warrant transactions.

In connection with hedging these transactions, Morgan Stanley & Co. International Limited or its affiliates:

• have entered into various over-the-counter derivative transactions with respect to our common stock; and

• may enter into various over-the-counter derivatives and/or purchase our common stock in secondary market transactions.

These activities could have the effect of increasing or preventing a decline in the price of our common stock.

In addition, Morgan Stanley & Co. International Limited or its affiliates may unwind various over-the-counter derivatives and/or sell our common stock in secondary market transactions prior to maturity of the notes (including during any observation period, to the extent we settle conversions in cash and shares of our common stock as described above) which could adversely impact the price of our common stock and of the notes.

U.S. Federal Income Tax Considerations	The notes and the common stock into which the notes are convertible are subject to special and complex U.S. federal income tax rules. Holders are urged to consult their respective tax advisors with respect to the application of the United States federal income tax laws to their own particular situation as well as any tax consequences of the ownership and disposition of the notes and our common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Material United States Federal Income Tax Considerations.”

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
      Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes or our common stock could decline due to any of these risks, and you may lose all or part of your investment.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.
Risks Related to our Business and Operations

A material decline in oil and natural gas drilling activity could reduce demand for our energy products, which would cause our sales to decrease.
      OCTG, line pipe, coiled tubing and couplings are our principal energy products and represent our most significant revenue source. Demand for these products depends primarily on the number of oil and natural gas wells being drilled, completed and worked over in North America and South America and the depth and drilling conditions of these wells. The level of these activities primarily depends on the economics of the exploration and production of oil and natural gas. Many factors, such as the supply and demand for oil and natural gas, general economic conditions, global weather patterns and global conflicts, affect these economics. As a result, future levels of drilling activity are uncertain.

Increases in steel prices, which would increase our costs of manufacturing our products, would likely decrease our operating profits.
      Steel represents approximately 55% to 65% of our cost of goods sold. As such, changes in the cost of steel can affect our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

•	general economic conditions,

•	industry capacity utilization,

•	import duties, and

•	other trade restrictions and currency exchange rates.
      If steel prices increase and we are unable to increase our selling prices by a similar amount, our operating profits would decrease.

We depend on a few suppliers for a significant portion of our steel and other important raw materials.
      Historically, we have purchased a significant portion of our steel and other important raw materials from a small number of suppliers. The loss of any of these suppliers or interruption of production at one or more of these suppliers could adversely affect our ability to obtain steel and other important raw materials. In such a case, our cost of purchasing steel or other important raw materials from alternate sources could be higher or we may encounter delays in getting necessary quantities of steel or other important raw materials to our plants. Such delays may affect our ability to produce sufficient quantities of our products necessary to sustain our market share, thus impacting our results of operations.

Industry supply levels of our products can affect our pricing and shipment volumes.
      Industry inventory levels of our products, particularly OCTG, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and pricing and, therefore, overall profitability.
      Sales volume and pricing are also affected by the level of imports into North America. As pricing and levels of imports change, our pricing and shipment volumes are affected. The likely result of significant increases in imports without an equivalent increase in demand would be decreased sales and reduced overall profitability.

Our plans to consolidate our conduit operations into one facility may not be successful.
      We are in the process of consolidating our conduit operations into a new facility to be located in Louisville, Kentucky. In connection with our consolidation, we expect to spend approximately $74 million, which includes the purchase of land, construction costs, new equipment purchases and upgrades to existing equipment to improve the efficiency and productivity of our conduit operations. The consolidation of our conduit operations may expose us to certain risks such as severance and plant abandonment costs, potential unforeseen or higher-than-expected costs and risks associated with operating difficulties.
      Any of these risks could adversely affect or prevent the success of our efforts to consolidate our conduit operations.

If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.
      An important element of our growth strategy has been and continues to be the acquisitions of other businesses that either expand or complement our existing product lines. For example, in May 2005 we acquired all of the equity of Tubos del Caribe Ltda., a controlling interest in Consorcio Metalúrgico Nacional Ltda. and all of the equity of Advance Corp. Integrating businesses, however, involves a number of special risks, including:

•	the possibility that management may be distracted from regular business concerns by the need to integrate operations,

•	unforeseen difficulties in integrating operations and systems,

•	problems relating to assimilating and retaining the employees of the acquired business,

•	accounting issues that arise in connection with the acquisition,

•	challenges in retaining customers, and

•	potential adverse short-term effects on operating results.
      In addition, we may incur debt to finance future acquisitions and we may issue securities in connection with future acquisitions that may dilute the holdings of our current or future stockholders. If we are unable to successfully complete and integrate acquisitions in a timely manner, our growth strategy could be adversely impacted.

If we have to write off a significant amount of goodwill and other intangible assets, our earnings will be negatively affected.
      As of September 30, 2005, goodwill and other intangible assets represented approximately 20% of our total assets. We have recorded goodwill and intangibles because we paid more for some of our businesses than the fair market value of the tangible and separately measurable intangible net assets of those businesses. Current accounting standards require a periodic review of goodwill for impairment in value and a non-cash charge against earnings with a corresponding decrease in stockholders’ equity if circumstances indicate that the carrying amount will not be recoverable. A significant write-off of goodwill or intangible assets will negatively affect our earnings.

The operations of the end users of our products expose us to potential product liability claims.
      Oil and natural gas drilling and transmission activities are subject to inherent risks, including risks relating to failures, leaks and fires. Actual or claimed defects in our products could give rise to claims, liabilities, costs and expenses, including but not limited to:

•	loss of life,

•	personal injury,

•	property damage,

•	damage to equipment and facilities,

•	pollution, and

•	loss of production or suspension of operations.
      Product liability claims occur infrequently in our business, but when they happen, they can be material. We maintain insurance coverage against potential product liability claims, other than pollution, with per occurrence deductibles and total claim limits. However, in the future we may incur product liability claims in excess of our insurance coverage or that are subject to substantial deductibles or that result in uninsured product liability costs. These liabilities and costs could have a material adverse effect on our business, results of operations and financial condition. Moreover, any claims made under our policies likely will cause our premiums to increase, and we may not be able to maintain adequate insurance coverage levels in the future.

Our energy business is highly cyclical.
      Because our energy business is highly cyclical, our historical financial results have been, and our future financial results are expected to be, subject to fluctuations.

Our level of indebtedness could make us vulnerable to down-turns in the energy market.
      As of September 30, 2005 we had approximately $54.4 million of indebtedness under our senior revolving credit facility. After the issuance of these notes, we have $370 million of indebtedness under convertible senior subordinated notes. If our debt level increases or our profitability declines due to a cyclical decline or other factors, our operations and financial condition may be adversely affected in several ways, including but not limited to:

•	a greater percentage of our cash flow would be required to be used to service our indebtedness,

•	we may not be able to generate sufficient cash flow from operations to enable us to meet our debt service and other fixed-charge requirements,

•	we may not be able to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate and other purposes,

•	our flexibility in planning for, or reacting to changes in, our businesses and the industries in which we compete may be limited, and

•	we may be put at a possible competitive disadvantage with respect to our competitors that have relatively less indebtedness.

Covenant restrictions in our senior revolving credit facility could limit our ability to operate our business.
      Our senior revolving credit facility limits our ability to pay dividends, create liens, sell assets, or enter into transactions with our affiliates without the consent of the lenders. Borrowing availability is based on a percentage of eligible accounts receivable, eligible inventory, and property, plant and equipment, reduced by outstanding letters of credit. If availability falls below $50 million we become subject to certain restrictive covenants including, but not limited to, the maintenance of a minimum fixed charge coverage ratio. If this occurs, the full amount outstanding would be classified as current. In addition, if our borrowing availability under the senior revolving credit facility falls below $75 million, we are limited to $40 million of capital expenditures per year. As of September 30, 2005, we had additional borrowing availability of approximately $262 million.
      Any one of these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

Our industry is characterized by intense competition.
      We compete against a number of companies in each of our principal business lines. Some of our competitors are larger than we are and have greater financial and marketing resources and business diversification. These companies may be better able than us to successfully endure downturns in either the energy or industrial products sector. We also are subject to competition from imports of lower-cost products from a number of foreign countries. The steel electrical conduit and portions of our energy products markets are largely commodity-based in nature and, as a result, price competition is of particular importance. In periods of reduced demand for or increased supply of our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability would be reduced under either scenario.

Due to the international nature of our business we are susceptible to fluctuations in foreign currency rates.
      We have transactional foreign currency exposure arising from some of our international sales and international payables. The amount of such exposure is generally limited to our Canadian operations as our other operations transact business primarily in U.S. Dollars. Movements in the exchange rate of the U.S. dollar against the Canadian dollar can have a significant impact on our results and financial condition.
      Our translational foreign currency exposure arises primarily from our Canadian operations. Management feels that implementing a hedging policy to mitigate this risk could be difficult and could have negative implications with governing bodies.

Adverse economic or political conditions in Colombia may decrease our sales and revenues.
      In May 2005, we acquired all equity in Tubos del Caribe Ltda. and a controlling interest in Consorcio Metalúrgico Nacional Ltda. The manufacturing facilities of both companies are located in Colombia. As a result of the acquisition, we became exposed to adverse economic and political conditions in Colombia, including the risks of changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability, political unrest, regulatory and taxation changes and other political, economic or social developments, which could adversely affect our financial condition and results of operations.
      Colombia has experienced several periods of criminal violence, primarily due to the activities of drug cartels and left-wing guerrilla groups. In response, the government has implemented various security measures and has strengthened its military and police forces. Nevertheless, drug-related crime and guerrilla activity continue to exist in some areas of the country. These violent activities and their possible escalation may have a negative impact on our business in Colombia.

Compliance with and changes in environmental, health and safety laws regulating the operation of our business could increase the costs of producing our products and expose us to environmental claims.
      Our businesses are subject to numerous local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Violations of those laws and regulations can lead to substantial fines and penalties. Also, there are costs associated with compliance with those laws and regulations and risks of additional costs and liabilities relating to the investigation and remediation of past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. Moreover, future developments, such as changes in laws and regulations, more stringent enforcement or interpretation thereof and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are in substantial compliance with all applicable current laws and regulations, any new or modified laws or regulations could increase the cost of producing our products, thereby reducing our profits.

The loss of any member of our senior management and other key employees may adversely affect our results of operations.
      Since October 1, 2004, our previous Chief Executive Officer has retired and our previous Chief Operating Officer and Chief Financial Officer have resigned. Our success depends heavily on the continued services of our existing management and other key employees. If we were to lose the benefit of their experience and contacts, our business could be adversely affected. We generally do not have employment or competition agreements with members of our senior management or other key employees.

Certain of our operations are subject to collective bargaining agreements that could subject us to additional labor costs.
      Employees at five of our plant locations are covered by collective bargaining agreements. As of December 31, 2004, these agreements cover approximately 29% of our total workforce. Three of the collective bargaining agreements expired in November 2005, one expires in November 2006 and one expires in December 2006. Our failure to renew or negotiate new collective bargaining agreements with substantially similar terms could result in labor disruptions and increased labor costs, thereby increasing the costs of producing our products.
      The collective bargaining agreements that expired in November 2005 cover employees at our Elyria, Ohio, Ferndale, Michigan and Counce, Tennessee plants. The Elyria agreement is currently being negotiated. Our Ferndale plant has ceased production and plans to ship all inventory by the end of the first quarter of 2006. The collective bargaining agreement that covers employees at this plant was extended to cover any remaining employees. A new collective bargaining agreement which now expires in November 2008 has been completed for our Counce plant. If we are unable to successfully complete new collective bargaining agreements, we could experience a work stoppage or labor disruption at one or more of these plants. Depending on the duration, the plant and the number of employees involved, a work stoppage or labor disruption could adversely impact our operations.

We have defined benefit pension plans, which could result in charges against our earnings.
      Our subsidiary, Prudential, sponsors two pension plans and a post-retirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan for certain former key Prudential executives. At December 31, 2004, certain of these plans were underfunded in the aggregate by approximately $14.6 million. In addition, if these plans fail to achieve an investment return equal to the estimated rate for a particular fiscal year, such deficiency could result in a charge against earnings for that and subsequent years.

Effective internal controls over financial reporting provide only a reasonable assurance as to the preparation and fair presentation of financial statements.
      Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. However, because of the inherent limitations with any system of controls, including the possibility of human error, the circumvention or overriding of controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Moreover, projections of the effectiveness of internal control over financial reporting in future periods are subject to the risk that the control may become inadequate because of changes in condition or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our controls, fail to implement new or improved controls, or if we experience difficulties in implementing these controls, our business and operating results could be affected, we could fail to meet our reporting obligations and there could be a material adverse effect on our stock price.

Risks Related to the Notes

The notes are unsecured senior subordinated obligations.
      The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture, and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also are effectively subordinated to the liabilities, including trade payables, of our subsidiaries. As of September 30, 2005, we and our subsidiaries had approximately $106.8 million of outstanding indebtedness as to which the notes are subordinated or effectively subordinated. After retiring our senior indebtedness and the indebtedness of our subsidiaries, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

We have a holding company structure and will depend on distributions from our operating subsidiaries to make payments on the notes. Contractual or legal restrictions applicable to our subsidiaries could limit distributions from them.
      We currently conduct substantially all our operations through both U.S. and foreign subsidiaries and derive substantially all our operating income and cash flow from our subsidiaries. As a result, we depend on distributions or advances from our subsidiaries to meet our debt service obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Existing or future contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries the cash that we require to pay our debt service obligations, including the notes. Most of our subsidiaries are co-obligors under our existing senior credit facility. In the event that our subsidiaries cannot pay funds necessary to enable us to meet our obligations under the notes, we will be severely restricted in our ability to pay interest on or principal of the notes.

The conditional conversion feature of the notes could result in your receiving less than the value of our common stock into which a note would otherwise be convertible.
      Prior to August 15, 2013, the notes are convertible into cash and shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock into which the notes would otherwise be convertible.

The net share settlement feature of the notes may have adverse consequences.
      The notes are subject to net share settlement, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock in settlement of any and all conversion obligations in excess of the daily conversion values, as described under “Description of Notes — Conversion Rights — Payment upon Conversion.” Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note. In addition, any settlement of a conversion of notes into cash and shares of our common stock will be delayed until at least the 25th trading day following our receipt of the holder’s conversion notice. Accordingly, you may receive less proceeds than expected because the value of our common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is determined.
      Our failure to convert the notes into cash or a combination of cash and common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and amounts owing in respect of the conversion of any notes.

There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.
      The initial purchaser of the notes has advised the Company that the initial purchaser presently intends to make a market in the notes as permitted by applicable laws and regulations. The initial purchaser is not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the discretion of the initial purchaser. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the notes. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on the Nasdaq National Market.
      A market may not develop for the notes, and you may not be able to sell your notes. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. In addition, if any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the trading price for our common stock, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. Such a market, if any, for the notes may suffer from similar disruptions, and disruptions may materially adversely affect the prices at which you may sell your notes.

If the market price of our common stock decreases, the market price of our notes may similarly decrease.
      We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for non-convertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the factors discussed elsewhere in the sections of this prospectus titled “Risk Factors” and “Forward-Looking Statements,” many of which are beyond our control. For instance, the price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes. In addition, anticipated conversions of the notes into shares of our common stock could depress the price of our common stock to the extent that any such conversion would result in the issuance by us of a significant number of additional shares of our common stock.

The notes are not protected by restrictive covenants.
      The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries.

We may be unable to repurchase notes upon the occurrence of a fundamental change; a change in control or a fundamental change may adversely affect us or the notes.
      A holder of the notes has the right to require us to repurchase its notes upon the occurrence of a fundamental change as described under “Description of Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes.” If a fundamental change event occurs, we cannot assure you that we will have enough funds to repurchase all the notes. In addition, our senior secured revolving credit facility does, and future debt we incur may, limit our ability to repurchase the notes upon a fundamental change. Moreover, if investors in our notes exercise the repurchase right for a fundamental change, it may cause a default under that debt, even if the fundamental change itself does not cause a default, owing to the financial effect of such a purchase on us.

      A fundamental change or change in control transaction involving Maverick could have a negative effect on Maverick and the trading price of Maverick’s common stock and could negatively impact the trading price of the notes. Furthermore, the fundamental change provisions including the provisions requiring the increase to the conversion rate for conversions in connection with a fundamental change may, in certain circumstances, make more difficult or discourage a takeover of our company and the removal of incumbent management.

The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.
      If a fundamental change occurs prior to November 15, 2013, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such fundamental change. The increase in the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $160.0 per share or less than $33.54 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 29.8151 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rate Adjustments.” Our obligation to increase the conversion rate in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

A change in control of Maverick may not constitute a “fundamental change” for purposes of the notes.
      The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control of Maverick except to the extent described under “Description of Notes — Fundamental Change Permits Holders to Require us to Purchase Notes,” and “Description of Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change” upon the occurrence of a fundamental change. However, the term “fundamental change” is limited and may not include every change in control event that might cause the market price of the notes to decline. As a result, a holder’s rights under the notes upon the occurrence of a fundamental change may not preserve the value of the notes in the event of a change in control of Maverick. In addition, any change in control of Maverick may negatively affect the liquidity, value or volatility of Maverick’s common stock, negatively impacting the value of the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
      If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but if you subsequently convert your notes to common stock, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes.
      The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as certain exchange offers or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

We have never paid dividends and do not anticipate paying any dividends on our common stock in the future.
      We currently intend to retain any earnings to finance our operations and growth. The terms and conditions of our senior secured revolving credit facility restrict and limit payments or distributions in respect of our capital stock. Since we have never paid dividends and do not anticipate paying any dividends on our common stock, any short-term return on your investment will depend on the market price of the notes and our common stock.

You may be deemed to have received a taxable dividend without the receipt of any cash.
      If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. In addition, adjustments (or failures to make adjustments) that have the effect of increasing a United States holder’s proportionate share in our assets or earnings may, in some circumstances, result in a deemed distribution to such holder. For example, if the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares in connection with a fundamental change), such increase may result in a deemed payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment. See “Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Adjustments to Conversion Rate.” If you are a Non-U.S. Holder (as defined in “Material United States Federal Income Tax Considerations”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material United States Federal Income Tax Considerations — Tax Consequences to Non-U.S. Holders.”

The convertible note hedge and warrant option transactions may affect the value of the notes and our common stock.
      We entered into a convertible note hedge transaction with Morgan Stanley & Co. International Limited (the “dealer”). We also entered into a warrant option transaction with the dealer. These transactions are expected to reduce the potential dilution upon conversion of the notes. We used approximately $29.3 million of the net proceeds of the initial offering of the notes to pay the net cost of the convertible note hedge and warrant transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the dealer or its affiliates:

•	have entered into various over-the-counter derivative transactions with respect to our common stock; and

•	may enter into, or may unwind, various over-the-counter derivatives and/or purchase or sell our common stock in secondary market transactions (including during any observation period related to a conversion of notes).

      Such activities could have the effect of increasing, or preventing a decline in, the price of our common stock.
      The dealer or its affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities, or other instruments they may wish to use in connection with such hedging. In particular, such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transaction whenever notes are converted. In order to unwind its hedge position with respect to those exercised options, the dealer or its affiliates expect to sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock during the observation period, if any, for the converted notes.
      We have also agreed to indemnify the dealer or its affiliates for losses incurred in connection with a potential unwinding of their hedge positions under certain circumstances. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares and value of the common stock you will receive upon the conversion of the notes.
Risks Relating to Our Common Stock

The market price of shares of our common stock may experience substantial volatility, which may affect your ability to sell our shares at an advantageous price and could impact the market value of the notes.
      The market price of our shares of common stock has been and may continue to be volatile. For example, the market price of our shares on the New York Stock Exchange has fluctuated during the past twelve months between $26.58 per share and $43.28 per share and may continue to fluctuate. Therefore, the volatility may affect a holder’s ability to sell shares at an advantageous price. Additionally, this may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. Market price fluctuations in our shares of common stock may be due to acquisitions, dispositions or other material public announcements, along with a variety of additional factors including, without limitation, those set forth under “Forward-Looking Statements.”

Provisions in our corporate documents and Delaware law could delay or prevent a change in control.
      Some provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change might be beneficial to our stockholders. Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may make acquiring control of us difficult, including provisions:

•	limiting the rights to call special meetings of our stockholders,

•	regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders,

•	prohibiting action by stockholders by written consent, and

•	authorizing our board of directors to issue and set the terms of preferred stock.
      In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group that would attempt to acquire a significant interest in us without advance approval of our board of directors. Moreover, Delaware law would impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table presents the ratios of earnings to fixed charges for Maverick Tube Corporation and its consolidated subsidiaries for the periods indicated.

	Nine Months
	Ended
	September 30,				Year Ended December 31,

	2005		2004		2004		2003		2002		2001		2000

Ratio of earnings to fixed charges(1)	12.2	x(2)	26.4	x	22.6	x(2)	4.6	x	1.6	x	11.7	x	5.3	x

(1)	This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(2)	After giving pro forma effect to the issuance of the notes, the ratio of earnings to fixed charges for the nine months ended September 30, 2005 and for the year ended December 31, 2004 would be 9.4 and 16.2, respectively.
USE OF PROCEEDS
      The selling securityholders will receive all proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale by any selling securityholder of the notes or shares of common stock issuable upon conversion of the notes.
PRICE RANGE OF COMMON STOCK
      Our common stock is listed on The New York Stock Exchange under the symbol “MVK.” The following table sets forth, for the periods indicated, the high and low sales prices of our shares of common stock, as reported on the New York Stock Exchange:

Price Range	High	Low

2004
First Quarter	$23.97	$17.00
Second Quarter	27.65	20.11
Third Quarter	31.82	26.08
Fourth Quarter	31.75	25.75
2005
First Quarter	36.47	28.72
Second Quarter	34.55	26.62
Third Quarter	34.53	28.98
Fourth Quarter	40.78	26.58
2006
First Quarter (through January 12, 2006)	43.28	40.15
      On January 12, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $43.28 per share.
DIVIDEND POLICY
      We have not historically paid cash dividends. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings, as well as other factors we may deem relevant.

In addition, our new long-term senior revolving credit facility with the lenders restricts the amount of dividends we can pay to our stockholders.
DESCRIPTION OF NOTES
      The Company issued the notes under an indenture dated as of November 15, 2005 (the “indenture”) between itself and The Bank of New York Trust Company, N.A., as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The notes and the shares of common stock issuable upon conversion of the notes, if any, are covered by a registration rights agreement.
      The indenture and the registration rights agreement are exhibits to the registration statement of which this prospectus is a part. You may request a copy of the indenture and the registration rights agreement from us.
      The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.
      You will find certain of the definitions of capitalized terms used in this description under the heading “— Certain Definitions.” For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Maverick Tube Corporation and not to its subsidiaries.
General
      The notes:

•	are

•	our general unsecured obligations,

•	subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all of our existing and future senior indebtedness, and

•	effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

•	are limited to an aggregate principal amount of $250,000,000;

•	mature on November 15, 2025, unless earlier converted, repurchased or redeemed;

•	are issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “Book-Entry, Settlement and Clearance”); and

•	are expected to be eligible for trading in The PORTAL Market.
      Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted initially at an initial conversion rate of 24.6406 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $40.58 per share of common stock). The conversion rate is subject to adjustment if certain events occur. We will settle conversions of all notes validly tendered for conversion in cash and shares of common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant 20 trading-day observation period as described below. You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.
      The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.

      We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.
      The registered holder of a note will be treated as the owner of it for all purposes.
      The indenture does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise.
      Other than restrictions described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes” and “— Consolidation, merger and sale of assets” below, and except for the provisions set forth under “— Conversion rights — Conversion Rate Adjustments — Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.
Payments on the Notes; Paying Agent and Registrar
      We will pay the principal of certificated notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes is payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.
      We will pay principal of, and interest on (including any additional interest), notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.
Transfer and Exchange
      A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted, by the indenture. The Company is not required to transfer or exchange any note selected or surrendered for conversion.
Interest
      The notes bear interest at a rate of 1.875% per year from November 15, 2005, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2006.
      Interest will be paid to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months.

Subordination of the Notes
      The payment of the principal of, and premium, if any, and interest on, the notes and our obligations to repurchase or redeem the notes or to pay cash amounts up to the principal amount of the notes upon conversion are subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all our existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, the holders of senior indebtedness will be entitled to receive payment in full in cash or other payment satisfactory to the holders of senior indebtedness including interest that would accrue on senior indebtedness after the commencement of any bankruptcy proceeding involving us, even if such interest is not an allowed claim in such bankruptcy proceeding, before the holders of the notes will be entitled to receive any payment. If the notes are accelerated because of an event of default, or, depending on the terms of the senior indebtedness, if we are required to repurchase the notes upon a fundamental change or on the repurchase dates specified under “— Purchase of Notes at Your Option on Specified Dates,” to redeem the notes on a redemption date or to pay cash amounts up to the principal amount of the notes upon conversion, we may be required to pay the holders of senior indebtedness in full before we may repurchase any of the notes or make such payments. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture, or if we are required to repurchase the notes upon a fundamental change.
      We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.
      We are required to resume payments on the notes:

•	in the case of a payment default of designated senior indebtedness, on the date on which such default is cured, waived or ceases to exist; and

•	in the case of a nonpayment default of designated senior indebtedness, the earlier of the date on which that nonpayment default is cured, waived or ceases to exist or 179 days after the date on which the trustee received the payment blockage notice.
      No new period of payment blockage may be commenced for a nonpayment default of designated senior indebtedness unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the expiration of any prior payment blockage period resulting from a nonpayment default may be the basis for a subsequent payment blockage notice unless such nonpayment default is cured during the interim.
      The term “indebtedness” means:

•	obligations, contingent or otherwise, for borrowed money, other than unamortized debt discount or premium;

•	reimbursement and other obligations pertaining to letters of credit issued for our account;

•	obligations under any swap, cap, collar, forward purchase contract, derivatives contract or other similar agreement pursuant to which we hedge risks related to interest rates, currency exchange rates, commodity prices, financial market conditions or other risks we incur in the operation of our business;

•	obligations evidenced by bonds, debentures, notes or other instruments or arrangements;

•	obligations as lessee under a capital lease; and

•	amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations referred to in the five immediately preceding bullet points.
      All indebtedness secured by a lien upon property owned by us, although we have not assumed or become liable for the payment of such indebtedness, is also deemed to be our indebtedness. All indebtedness for borrowed money incurred by any other person that is directly guaranteed as to payment of principal by us will for all purposes of the indenture be deemed to be our indebtedness, but no other contingent obligation in respect of indebtedness incurred by any other person shall be deemed our indebtedness.
      The term “senior indebtedness” means the principal of, premium, if any, interest (including interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding), all letter of credit obligations, obligations under any hedging agreement described above and capital lease payments payable on or in connection with, and all fees, costs, expenses and other amounts (including fees, costs, expenses and other amounts accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition fees, costs, expenses and other amounts is allowed as a claim in the proceeding) accrued or due on or in connection with, our indebtedness, and whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing; provided, however, that senior indebtedness does not include indebtedness that, by the terms of the instrument by which it was created or incurred, expressly provides that it is not senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes. Our existing convertible notes due June 15, 2033 rank pari passu with the notes.
      The term “designated senior indebtedness” means:

(1) any liabilities for principal, interest (including interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding), all letter of credit obligations, fees, indemnification, reimbursement, damages or other obligations (including fees, costs, expenses and other amounts accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition fees, costs, expenses and other amounts is allowed as a claim in the proceeding) under our existing senior credit facility and any credit agreement, loan agreement or other financing arrangement that, by its terms, supersedes or replaces in whole or in part such amended and restated credit agreement; and

(2) any other senior indebtedness as to which the principal amount is $25.0 million or more and the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).
      We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties under the indenture. The trustee’s claims for such payments will be senior to the claims of the note holders.
      As a result of the subordination provisions in the indenture, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.
      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

      A portion of our operations is or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend on the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.
      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation, contingent or otherwise, to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent on our subsidiaries’ earnings and cash flow and could be subject to contractual or statutory restrictions.
      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.
      The indenture does not restrict us or our subsidiaries from incurring senior indebtedness or other indebtedness and liabilities. If we incur additional indebtedness, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities. As of September 30, 2005, we had approximately $41.7 million of senior indebtedness. As of September 30, 2005, our subsidiaries had outstanding approximately $65.1 million of indebtedness that would be effectively senior to the notes.
Conversion Rights

General
      Upon the occurrence of any of the conditions described under the headings “— Conversion Upon Satisfaction of Trading Price Condition,” and “— Conversion upon Specified Corporate Transactions,” holders may convert each of their notes initially at an initial conversion rate of 24.6406 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $40.58 per share of common stock) at any time prior to the close of business on the scheduled trading day immediately preceding August 15, 2013. On and after August 15, 2013, holders may convert each of their notes at the conversion rate regardless of the conditions described under the headings “— Conversion Upon Satisfaction of Trading Price Condition” and “— Conversion upon Specified Corporate Transactions” until the close of business on the scheduled trading day immediately preceding the maturity date of November 15, 2025.
      The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
      Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “— Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.
      As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.
      Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have called the notes for redemption; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes.
      If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.
      Notes in respect of which a holder has delivered a purchase notice or a notice of exercise of its option to require us to repurchase its notes upon the occurrence of a fundamental change (defined below) may not be surrendered for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion upon Satisfaction of Trading Price Condition
      Prior to August 15, 2013, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes was less than 103% of the product of the last reported sale price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.
      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the “last reported sale price” of our common stock and the conversion rate.
      In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the last reported sale price of our common stock and the conversion rate.
      If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 103% of the product of the last reported sale price of our common stock and the conversion rate for such date, we shall so notify the holders of notes.
      The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose. The last reported sale price will be determined without reference to extended or after hours trading.
      “Trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event (as defined below) and (iii) a last reported sale price for our common stock (other than a last reported sale price referred to in the next to last sentence of such definition) is available for such day; provided that if our common stock is not admitted for trading or quotation on or by any exchange, bureau or other organization referred to in the preceding paragraph (excluding the next to last sentence of that paragraph), “trading day” will mean any business day.
      “Market disruption event” means the occurrence or existence for more than one-half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

Conversion upon Specified Corporate Transactions
      If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the record date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the notes at least 35 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.
      In addition, if we are party to any transaction or event that constitutes a fundamental change, a holder may surrender notes for conversion at any time from and after the 30th scheduled trading day prior to the anticipated effective date of such transaction or event until the repurchase date corresponding to such fundamental change. Holders who convert notes in connection with any such fundamental change occurring on or prior to November 15, 2013 will also be entitled to an increase in the conversion rate to the extent described below under “— Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change.” Upon the occurrence of a fundamental change, holders will also have the right to require us to repurchase their notes as set forth below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes.” We will notify holders of the occurrence of a fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction.
      A holder will also have the right to convert notes if we are a party to a consolidation, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property, even if such transaction does not also constitute a fundamental change. A holder may exercise this conversion right at any time beginning on the 15th calendar day prior to the anticipated effective date of such transaction and ending on the 15th calendar day following the effective date of such transaction. We will notify holders of any such transaction at least 20 calendar days prior to the anticipated effective date of such transaction.

Conversion Procedures
      If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.
      If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.
      The date you comply with these requirements is the “conversion date” under the indenture.
      If a holder has already delivered a purchase notice as described under “— Fundamental Change Permits Holders to Require us to Purchase Notes” or “— Purchase of Notes at Your Option on Specified Dates” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment Upon Conversion
      We will settle conversion of all notes validly tendered for conversion in cash and shares of our common stock, if applicable. We will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts (as defined below) for each of the 20 trading days during the related observation period.
      The “observation period” with respect to any note means the 20 consecutive trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent.
      The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value relating to such day; and

•	if such daily conversion value exceeds $50, a number of shares equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such day.
      The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.
      The “daily VWAP” for our common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page MVK <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method).
      We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above (based on the last reported sale price of our common stock on the last day of the applicable observation period).

Conversion Rate Adjustments
      The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

Adjustment Events
      (1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR 0 ×	OS’ OS 0
      where,
      CR0 = the conversion rate in effect immediately prior to such event;
      CR’ = the conversion rate in effect immediately after such event;
      OS0 = the number of shares of our common stock outstanding immediately prior to such event; and
      OS’ = the number of shares of our common stock outstanding immediately after such event.
      (2) If we issue to all or substantially all holders of our common stock any rights, warrants or convertible securities entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants or convertible securities are not exercised prior to their expiration):

CR’ = CR 0 ×	OS 0 + X OS 0 + Y
      where,
      CR0 = the conversion rate in effect immediately prior to such event;
      CR’ = the conversion rate in effect immediately after such event;
      OS0 = the number of shares of our common stock outstanding immediately prior to such event;
      X = the total number of shares of our common stock issuable pursuant to such rights; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, warrants or convertible securities divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date (or, if later, the “ex-date” relating such distribution) for the issuance of such rights, warrants or convertible securities.
      (3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this paragraph (3) shall apply;

      then the conversion rate will be adjusted based on the following formula:

CR’ = CR 0 ×	SP 0 SP 0 - FMV
      where,
      CR0 = the conversion rate in effect immediately prior to such distribution;
      CR’ = the conversion rate in effect immediately after such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution); and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution).
      With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR’ = CR 0 ×	FMV 0 + MP 0 MP 0
      where,
      CR0 = the conversion rate in effect immediately prior to such distribution;
      CR’ the conversion rate in effect immediately after such distribution;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off.
      The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the ten trading days following any spin-off, references within this paragraph (3) to ten days shall be deemed replaced with such lesser number of trading days as have elapsed between such spin-off and the conversion date in determining the applicable conversion rate.
      (4) If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR 0 ×	SP 0 SP 0 - C
      where,
      CR0 = the conversion rate in effect immediately prior to the record date for such distribution;
      CR’ = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution); and
      C = the amount in cash per share we distribute to holders of our common stock.
      (5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR 0 ×	AC + (SP’ × OS’) OS 0 × SP’
      where,
      CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.
      If, however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
      As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.
      Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.
      Events that Will not Result in Adjustments. The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.
      Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon a fundamental change, upon any call of the notes for redemption or upon maturity. Except as described in this section, we will not adjust the conversion rate.
      Treatment of Reference Property. In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets, in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into:

•	cash up to the aggregate principal amount thereof; and

•	in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event (“reference property”).
      The amount of cash and any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.
      For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.
      Treatment of Rights. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “— Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
      Voluntary Increases of Conversion Rate. We are permitted, to the extent permitted by law and subject to the applicable rules of the New York Stock Exchange, to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.
      Tax Effect. A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Fundamental Change
      If a fundamental change (as defined below) occurs prior to November 15, 2013, if you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such fundamental change until the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “— Settlement of Conversions in a Fundamental Change.”
      The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

      The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
      The following table sets forth the stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price

Effective Date	33.54	35.00	36.00	37.00	38.00	39.00	40.00	50.00	60.00	70.00	80.00	100.00	120.00	140.00	160.00

November 15, 2005	5.1745	4.7735	4.5248	4.2953	4.0829	3.8866	3.7043	2.4337	1.7377	1.3124	1.0307	0.6846	0.4820	0.3500	0.2583
November 15, 2006	5.1371	4.7148	4.4547	4.2154	3.9947	3.7911	3.6028	2.3096	1.6223	1.2129	0.9471	0.6264	0.4408	0.3203	0.2364
November 15, 2007	5.1114	4.6631	4.3880	4.1358	3.9039	3.6908	3.4944	2.1700	1.4918	1.1012	0.8540	0.5626	0.3964	0.2886	0.2133
November 15, 2008	5.0775	4.5969	4.3033	4.0352	3.7896	3.5649	3.3587	1.9987	1.3352	0.9695	0.7460	0.4901	0.3464	0.2531	0.1875
November 15, 2009	5.0434	4.5204	4.2026	3.9137	3.6503	3.4106	3.1917	1.7893	1.1481	0.8157	0.6223	0.4091	0.2911	0.2140	0.1592
November 15, 2010	5.0012	4.4209	4.0704	3.7537	3.4668	3.2073	2.9721	1.5228	0.9202	0.6355	0.4812	0.3191	0.2299	0.1705	0.1276
November 15, 2011	4.9348	4.2714	3.8742	3.5179	3.1979	2.9114	2.6543	1.1651	0.6383	0.4269	0.3244	0.2210	0.1622	0.1216	0.0915
November 15, 2012	4.8358	4.0272	3.5487	3.1244	2.7492	2.4190	2.1288	0.6528	0.2997	0.2032	0.1618	0.1158	0.0863	0.0653	0.0496
November 15, 2013	5.1745	3.9308	3.1372	2.3864	1.6752	1.0004	0.3594	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
      The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $160.0 per share (subject to adjustment), the conversion rate will not be adjusted.

•	If the stock price is less than $33.54 per share (subject to adjustment), the conversion rate will not be adjusted.
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 29.8151 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
      Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of Conversions in a Fundamental Change
      As described above under “— Conversion Rate Adjustments — Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into reference property or, cash and reference property as applicable. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•	If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “— Payment upon Conversion” above by delivering the amount of cash and shares of our common stock, if any, (based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “— Payment upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the transaction and (2) third trading day immediately following the last day of the applicable observation period.

Optional Redemption by Maverick
      We may redeem for cash all or part of the notes on November 15, 2013 at a price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, on at least 30 days and no more than 60 days notice. After November 15, 2013, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, on at least 30 days and no more than 60 days notice.
      You may convert notes or portions of notes called for redemption even if the notes are not otherwise convertible at that time, until the close of business on the day that is two business days prior to the redemption date.
      If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.
      No sinking fund is provided for the notes.

Purchase of Notes at Your Option on Specified Dates
      On November 15, 2013, November 15, 2015 and November 15, 2020, you may require us to purchase any outstanding notes for which you have properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. You may submit your notes for purchase to the paying agent at any time from the opening of business on the date that is 25 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.
      We will purchase each outstanding note for which you have properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, except purchases on November 15, 2013, for which the purchase price is equal to 100.25% of the principal amount, plus accrued and unpaid interest.
      We will pay the purchase price in cash. For a discussion of the tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Sale, Exchange or Redemption of Notes.”

Required Notices and Procedure
      On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by you electing to require us to purchase notes must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate number of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.
      In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.
      Our obligation to pay the purchase price for a note as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid promptly following the later of the purchase date or the time of delivery of the note.
      If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).
      Certain of our debt agreements may limit our ability to purchase notes.
      We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.
      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

Fundamental Change Permits Holders to Require Us to Purchase Notes
      If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of our choosing that is not less than 20 nor more than 35 business days after the date of our notice of the fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional interest, to but excluding the fundamental change purchase date. Any notes purchased by us will be paid for in cash.
      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 50% of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock (or American Depositary Shares representing shares of common stock) that is:

•	listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.
      On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.
      Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.
      To exercise the purchase right, you must deliver, on or before the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.
      We will be required to purchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the second business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).
      The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.
      The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
      If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have incurred, and may in the future incur, other indebtedness with change in control provisions permitting the holders thereof to accelerate or to require us to purchase such indebtedness upon the occurrence of specified change in control events or on some specific dates.
      Certain of our debt agreements may limit our ability to purchase notes.
      We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.
      No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

Consolidation, Merger and Sale of Assets
      The indenture provides that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another Person, unless (i) the resulting, surviving or transferee Person (if not the Company) is a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes, the indenture and, to the extent then still operative, the registration rights agreement; and (ii) immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee Person shall succeed to, and may exercise every right and power of, the Company under the indenture.
      Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default
      Each of the following is an Event of Default:

(1) default in any payment of interest, including any additional interest (as required by the registration rights agreement described in “Registration Rights”) on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligation to convert the notes into cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right;

(4) failure by the Company to comply with its obligations under “— Consolidation, Merger and Sale of Assets;”

(5) failure by the Company to issue a fundamental change notice when due;

(6) failure by the Company for 90 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of its other agreements contained in the notes or indenture;

(7) default by the Company or any majority owned subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $15 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by the Company or such subsidiary; or

(8) certain events of bankruptcy, insolvency, or reorganization of the Company or any of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes) (the “bankruptcy provisions”).
      If an Event of Default occurs and is continuing, the trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest will be due and payable immediately. However, upon an Event of Default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, including additional interest, will be due and payable immediately.

      The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of and interest, including additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
      Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.
Modification and Amendment
      Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest, including additional interest, on any note;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the fundamental change purchase price, redemption price or optional purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest, including additional interest, on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
      Without the consent of any holder, the Company and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code);

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(7) make any change that does not materially adversely affect the rights of any holder; or

(8) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.
      The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
      Notwithstanding the foregoing, no amendment or modification of the indenture may occur that amends or modifies, or otherwise adversely affects the rights of the holders of senior indebtedness or designated senior indebtedness under the subordination provisions described above without the prior written consent of the holders of a majority of the designated senior indebtedness (or such larger percentage of the holders of the designated senior indebtedness as is required to approve such amendment or modification under the terms of such designated senior indebtedness) and at least a majority of all outstanding senior indebtedness.

Discharge
      We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
Calculations in Respect of Notes
      Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.
Trustee
      The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and conversion agent.
Governing Law
      The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.
REGISTRATION RIGHTS
      We and the initial purchaser entered into a registration rights agreement on November 15, 2005.
      Pursuant to the registration rights agreement, we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes to, at our cost:

•	as soon as practicable, but in any event no later than February 13, 2006, file, or have on file, a shelf registration statement covering resales of the notes and the common stock issuable upon the conversion thereof;

•	use reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as possible but in any event no later than May 14, 2006 or otherwise make available for use by selling securityholders an effective shelf registration statement no later than such date; and

•	subject to certain rights to suspend use of the shelf registration statement, use reasonable best efforts to keep the shelf registration statement effective until such time as all of the notes and the common stock issuable on the conversion thereof cease to be outstanding or have either been (A) sold or otherwise transferred pursuant to an effective registration statement or (B) sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed or such notes or common stock are eligible to be sold pursuant to Rule 144(k) or any successor provision.
      We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 60 consecutive days in any 90-day period or an aggregate of 120 days in any consecutive 12-month period) in specified circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.
      The following requirements and restrictions generally apply to a holder selling the securities pursuant to the shelf registration statement:

•	the holder is required to be named as a selling securityholder in the related prospectus;

•	the holder is required to deliver a prospectus to purchasers;

•	the holder is subject to some of the civil liability provisions under the Securities Act in connection with any sales; and

•	the holder is bound by the provisions of the registration rights agreement which are applicable to the holder (including indemnification obligations).
      We have agreed to pay predetermined additional interest as described herein (“additional interest”) to holders of the notes if the shelf registration statement is not timely filed or made effective as described above or if the prospectus is unavailable for periods in excess of those permitted above. The additional interest will accrue until a failure to file or become effective or unavailability is cured in respect of any notes required to bear the legend set forth in “Transfer Restrictions,” at a rate per year equal to 0.25% for the first 90 days after the occurrence of the event and 0.5% after the first 90 days of the outstanding principal amount thereof. No additional interest or other additional amounts will be payable in respect of shares of common stock into which the notes have been converted that are required to bear the legend set forth in “Transfer Restrictions” in relation to any registration default.
      The additional interest will accrue from and including the date on which any the registration default occurs to but excluding the date on which all registration defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance.
      We will pay all expenses of the shelf registration statement, provide to each registered holder copies of the related prospectus, notify each registered holder when the shelf registration statement has become effective and take other actions that are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.
      The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part and is available upon request as described under “Available Information.”
BOOK-ENTRY, SETTLEMENT AND CLEARANCE
The Global Notes
      The notes are issued in the form of registered notes in global form, without interest coupons (the “global notes”). Each of the global notes has been deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.
      Ownership of beneficial interests in a global note is limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC credited portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchaser; and

•	ownership of beneficial interests in a global note are shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).
      Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes
      All interests in the global notes are subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchaser are responsible for those operations or procedures.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchaser; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
      So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	are not entitled to have notes represented by the global note registered in their names;

•	are not entitled to receive physical, certificated notes; and

•	are not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.
      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
      Payments of principal and interest (including additional interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note are governed by standing instructions and customary industry practice and are the responsibility of those participants or indirect participants and DTC.

      Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes
      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at anytime that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures; or

•	if an event of default or certain other events provided in the indenture should occur.
DESCRIPTION OF CAPITAL STOCK
      The following description of our common stock, preferred stock, certificate of incorporation and by-laws summarizes the material terms and provisions of these types of securities but does not purport to be complete. This summary is subject to and is qualified by reference to our amended and restated certificate of incorporation, our amended and restated by-laws and our rights agreement.
      Under our amended and restated certificate of incorporation, our authorized capital stock consists of 80,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.
Common Stock
      Each share of our common stock has one vote in the election of each director and on other corporate matters, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of our common stock are fully paid and nonassessable. Any shares of common stock we issue on conversion of the notes will also be fully paid and nonassessable.
      Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors, in its discretion, may declare out of funds legally available for the payment of dividends. We have not historically paid cash dividends. See “Dividend Policy.”
      In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our net assets, after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding.
      The rights, preferences and privileges of our common stock will be subject to those of the holders of shares of our preferred stock, if any, then outstanding.

Preferred Stock
      Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock, including:

•	dividends,

•	voting rights,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions, and

•	conversion or exchange rights.
      The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of us. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in our best interest, the board of directors could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of the series to prevent or make the change of control transaction more difficult. Alternatively, a change of control transaction deemed by the board to be in our best interest could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.
      In addition, for purposes of the rights plan described below, our board of directors has designated a series of preferred stock to constitute the Series I junior participating preferred stock. For a description of the rights plan, see “— Stockholder Rights Plan.”
Anti-Takeover Effects of Delaware Law
      As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding (for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder) shares owned (1) by persons who are directors and also officers and (2) in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered, or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
      Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.
Anti-takeover Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
      Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Stock
      We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions, or these shares may be payable as a dividend on our capital stock.
      The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power or other rights of holders of shares of common stock and diminish the likelihood that holders will receive dividend payments and payments upon liquidation.

Stockholder Action by Written Consent; Special Meetings of Stockholders
      Our amended and restated certificate of incorporation provides that no action shall be taken by our stockholders except at any annual or special meeting, that no action may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors or a committee of the board of directors.

Amendment of the By-Laws
      Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its by-laws. Our amended and restated certificate of incorporation and amended and restated by-laws grant our board of directors the power to adopt, amend and repeal our amended and restated by-laws at any regular or special meeting of the board of directors on the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our amended and restated by-laws by a vote of a majority of the voting power of our outstanding voting stock.

Removal of Directors
      Our directors may be removed solely for cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office or by the stockholders (in the case of newly created directorships), and a director elected to fill a vacancy serves until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Advance Notice Procedure for Director Nominations and Other Matters Brought by Stockholders at Our Annual Meetings
      Our by-laws provide the manner in which stockholders may give notice of business to be brought before an annual meeting of our stockholders. In order for an item to be properly brought before the meeting by a stockholder outside of the process of Rule 14a-8 promulgated under the Exchange Act, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal office not less than 45 days nor more than 90 days prior to the anniversary date of the date on which we first mailed proxy materials for the preceding annual meeting of stockholders (regardless of any postponements of the annual meeting to a later date). If the month and day of the scheduled annual meeting date differs more than 30 days from the month and day of the previous year’s annual meeting, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of notice to the stockholders or public disclosure of the scheduled annual meeting date.
      The notice must set forth, as to each item to be brought before the annual meeting, a description of the business and the reason for conducting such business at the annual meeting, the name and record address of the stockholder proposing the business, the class and number of shares of our company that are beneficially owned by the stockholder, and any material interest of the stockholder in the business. For a notice regarding a director nomination, the notice must set forth, in addition to the information described in the preceding sentence, all information relating to each person whom the stockholder proposes to nominate for election or re-election as a director that is required to be disclosed in solicitations of proxies for election of a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act.
      These procedures may limit the ability of stockholders to bring business before an annual meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Limitation of Liability of Officers and Directors
      Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions, and

•	for any transaction from which the director derived an improper personal benefit.
      This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. In addition, we have entered into indemnification agreements with our directors and certain of our officers.
Stockholder Rights Plan
      In accordance with our stockholder rights plan, each share of our common stock includes one right to purchase from us one one-hundredth of a share of our Series I junior participating preferred stock at an exercise price of $50.00 per share, subject to adjustment. The rights are not exercisable until after the occurrence of the “separation time,” which is described below. Rights will be distributed to holders of the exchangeable shares promptly following the separation time.

      The rights are attached to all of our currently outstanding common stock and will attach to all shares of our common stock that we issue prior to the separation time. The separation time would occur, except in some cases, on the earlier of:

•	the date of a public announcement that a person or group of affiliated or associated persons (collectively, an “acquiring person”) has become the beneficial owner of 20% or more of our outstanding common stock, or

•	10 days following the start of a tender or exchange offer that would result, if closed, in a person becoming an acquiring person.
      Our board of directors may defer the separation time in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.
      Until the separation time occurs:

•	common stock certificates will evidence the rights,

•	the rights will be transferable only with those certificates,

•	those certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any of those certificates also will constitute the transfer of the rights associated with the stock that such certificate represents.
      The rights will expire at the close of business on July 23, 2008, unless we redeem or exchange them earlier as described below.
      As soon as practicable after the separation time, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date and, from and after that date, only separate rights certificates will represent the rights. We will not issue rights with any shares of common stock issued after the separation time, except as our board of directors otherwise may determine.
      A “flip-in event” will occur under our stockholder rights plan when a person becomes an acquiring person otherwise than through a “permitted offer” as described in our stockholder rights plan. Our stockholder rights plan defines “permitted offer” to mean a tender or exchange offer for all outstanding shares of common stock and/or exchangeable shares, as the case may be, at a price and on terms that a majority of the independent members of our board of directors determines to be adequate and otherwise in our best interests and the best interests of our stockholders.
      Any time prior to the earlier of any person becoming an acquiring person or the expiration of the rights, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment. At our option, we may pay the redemption price in cash, shares of common stock or other securities issued by us. If our board timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action and the only consideration the rights holders will be entitled to receive will be the redemption price. If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock (or, in some cases, other property) which has a “market price” (as our stockholder rights plan defines that term) equal to two times the exercise price of the right.
      When a flip-in event occurs, all rights that then are, or under the circumstances the rights agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.
      A “flip-over event” will occur under our stockholder rights plan when, at any time from and after the time a person becomes an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type described above,

•	assets representing 50% or more of our total assets or generating 50% or more of our operating income or cash flow are sold or transferred, or

•	an acquiring person during any period of 12 consecutive months increases its percentage beneficial ownership by more than one percent of common stock or other class of stock or engages in certain self-dealing transactions with us, as described in our stockholder rights plan.
      If a flip-over event occurs, each holder of a right (except those rights previously voided in a flip-in event) will have the right to receive, upon exercise of the right and payment of the exercise price, common stock of the surviving or purchasing company or of the acquiring person that has a then market value equal to two times the exercise price of the right. However, rights held by the acquiring person will become void.
      At any time after the occurrence of a flip-in event and prior to a person becoming the beneficial owner of 50% or more of our outstanding common stock, we may exchange each outstanding right (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void) for one share of common stock (or, at the election of our board of directors, one one-hundredth of a share of Series I junior participating preferred stock).
      We may supplement or amend our stockholder rights plan without the approval of any holders of the rights:

•	to make any change prior to a flip-in event other than to change the exercise price, the redemption price or the expiration time of the rights,

•	to make any change following a flip-in event that does not materially adversely affect the interests of holders of rights generally, or

•	to cure any ambiguity, defect or inconsistency.
      The holder of a right cannot vote, receive dividends or take any actions as a stockholder until the right is exercised.
      The rights have anti-takeover effects. They may cause severe dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if that acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination that the board of directors approves. We have issued the rights to protect our stockholders from coercive or abusive takeover tactics and to afford the board of directors more negotiating leverage in dealing with prospective acquirers.
PURCHASE OF CONVERTIBLE NOTE HEDGE AND SALE OF WARRANT
      We entered into a convertible note hedge transaction with respect to our common stock (the “purchased call option”) with Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley & Co. Incorporated (the “dealer”). The purchased call option covers, subject to customary anti-dilution adjustments, approximately 6,160,150 million shares of our common stock. Concurrently with entering into the purchased call option transaction, we also entered into a warrant transaction whereby we sold to the dealer warrants to acquire, subject to customary anti-dilution adjustments, approximately 6,160,150 million shares of our common stock (the “sold warrant”). The purchased call option and sold warrant are summarized below.
      The purchased call options and sold warrants are separate transactions entered into by us with the dealer, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the purchased call options or the sold warrants.
      The convertible note hedge transaction is expected to reduce the potential dilution upon conversion of the notes in the event that the market value per share of our common stock at the time of exercise is greater than the strike price of the purchased call option, which corresponds to the initial conversion price of the notes and is similarly subject to certain customary adjustments.

      If the market value per share of our common stock at the time of any exercise under the purchased call option is above the strike price of the purchased call option, the purchased call option entitles us to receive from the dealer net shares of our common stock based on the excess of the then current market price of our common stock over the strike price of the purchased call option. Additionally, if the market price of our common stock at the time of exercise under any sold warrant exceeds the strike price of the sold warrant, we will owe the dealer net shares of our common stock in an amount based on the excess of the then current market price of our common stock over the strike price of the sold warrant.
      If the market value of our common stock at the maturity of the sold warrants (if not otherwise exercised earlier by the dealer) exceeds the strike price of the sold warrants, the dilution mitigation under the purchased call options will be capped, which means that there would be dilution from conversion of the notes to the extent that the then market value per share of our common stock exceeds the strike price of the warrants at the time of conversion.
      For discussion of hedging arrangements that may be entered into in connection with these purchased call options and sold warrants, see “Risk Factors — Risks Related to the Notes — The convertible note hedge and warrant option transactions may affect the value of the notes and our common stock.”
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      This section summarizes certain material United States federal income tax considerations of purchasing, owning and disposing of the notes and the common stock into which a holder may convert the notes. This summary is not a complete analysis of all the potential tax consequences based on a holder’s particular circumstances that a holder may need to consider before investing.
      This summary deals only with beneficial owners of notes or common stock who hold the notes or common stock as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not describe all of the tax consequences that might be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	persons holding notes as part of a “straddle,” “hedge” or “conversion” transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	foreign persons or entities (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	investors in pass-through entities;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes; and

•	persons deemed to sell the notes or our common stock under the constructive sale provisions of the Code.

      We have not sought any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements and conclusions in this summary. We cannot guarantee that the IRS will agree with these statements and conclusions.
      This summary is based on the Code, applicable United States Treasury regulations promulgated or proposed under the Code, judicial authority and administrative rulings. Any of these may change, possibly on a retroactive basis.
      If a partnership holds notes or our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes or our common stock are expected to consult their tax advisors.
* * *
      PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR RESPECTIVE TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR OWN PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES AND OUR COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Registration of the Notes
      Registration of the notes pursuant to this Registration Statement will not constitute a taxable event for U.S. federal income tax purposes. Therefore, a beneficial owner of a note will not recognize taxable gain or loss as a result of registration of its notes pursuant to this Registration Statement, and the tax basis and holding period of a beneficial owner’s notes immediately after the registration will be the same as they were immediately before the registration.
Tax Consequences to U.S. Holders
      The following is a summary of certain United States federal income tax consequences that will apply to a U.S. Holder.
      As used herein, the term “U.S. Holder” means a beneficial owner of a note or our common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Interest
      A U.S. Holder generally must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder’s regular method of accounting for United States federal income tax purposes. If the “stated redemption price at maturity” of the notes exceeds the issue price by more than a de minimis amount (as set forth in the applicable United States Treasury regulations), a U.S. Holder (regardless of its method of tax accounting) will be required to include such excess in income as original issue discount as it accrues in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income. The issue price of the notes was equal to 100% of the stated principal amount of the notes, and therefore the notes should not be treated as issued with original issue discount. Under the terms of the notes described above under “Description of Notes — Optional Redemption by Maverick” and “Description of Notes — Purchase of Notes at Your Option on Specified Dates,” we may redeem the notes, and a holder may require us to repurchase the notes, on November 15, 2013 at a price equal to 100.25% of the stated principal amount of the notes. As a consequence, the stated redemption price at maturity of the notes will likely be deemed to equal 100.25% of the stated principal amount of the notes. However, the difference between the deemed stated redemption price at maturity and the issue price of the notes will be considered de minimis under applicable United States Treasury regulations, with the result that a U.S. Holder will not be required to include the amount of such difference in income as original issue discount.

Amortizable Bond Premium
      If a U.S. Holder purchases a note in a secondary market transaction for an amount in excess of, in general, the note’s principal amount, such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to the excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked with the consent of the IRS.

Market Discount
      If a U.S. Holder acquires a note in a secondary market transaction for an amount that is less than, in general, the note’s principal amount, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

Sale, Exchange or Redemption of Notes
      A U.S. Holder generally will recognize gain or loss on the sale, exchange (other than a conversion for a combination of cash and common stock, the tax consequences of which are summarized below) or redemption of notes equal to the difference between (1) the amount of cash proceeds and the fair market value of any property such U.S. Holder receives on the sale, exchange or redemption (excluding amounts attributable to accrued interest which would be treated as interest as described above under “— Interest”) and (2) such U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis generally will equal the cost of the notes to such U.S. Holder. Subject to the rule described above under  — “Market Discount,” a U.S. Holder’s gain or loss generally will be capital gain or loss. Capital gain or loss will be long-term if the notes have been held for more than one year and will be short-term if the notes have been held for one year or less. Long-term capital gains for noncorporate U.S. Holders, including individuals, are taxable at a maximum rate of 15 percent for years prior to 2009 and short-term capital gains for such taxpayers are taxable at ordinary income rates. If U.S. Holder recognizes a capital loss, the deductibility of such capital loss is subject to limitations. A U.S. Holder who sells a note at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated United States Treasury regulations.

Conversion of the Notes
      If U.S. Holder converts a note and we deliver a combination of cash and common stock, the U.S. Holder should recognize any gain (but not loss) realized, but only to the extent that such gain does not exceed the cash received (other than cash received in lieu of a fractional share of common stock). Subject to the rule described above under “Market Discount,” any such gain generally will be capital gain and will be taxable as described under “— Sale, Exchange or Redemption of Notes,” above. A U.S. Holder’s tax basis in any common stock received will be the same as such holder’s adjusted tax basis in the notes at the time of conversion, reduced by the amount of cash received in the exchange (other than cash received in lieu of a fractional share of common stock) and increased by any gain recognized on the exchange (other than gain with respect to a fractional share). For tax purposes, the holding period for the common stock will generally include the holding period for the converted notes.
      A U.S. Holder should treat cash received in lieu of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the recipient’s adjusted tax basis in the fractional share), and the rules for determining whether such gain or loss is short-term or long-term are the same as those applicable to sales, exchanges, or redemptions (as described above).

Adjustments to Conversion Rate
      U.S. Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments generally will not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes may not qualify as being made pursuant to a bona fide reasonable adjustment formula. For example, any adjustment to the conversion rate resulting from our payment of a cash dividend or distribution to all or substantially all holders of our common stock generally should not be treated as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder generally will be deemed to have received constructive distributions includible in income in the manner described below under “— Distributions on our Common Stock” even though such holder has not received any cash or property as a result of such adjustments. In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to a U.S. Holder.

Distributions on Our Common Stock
      As indicated above under “Dividend Policy,” we have not historically paid cash dividends on our common stock. In the event we do pay such dividends, a U.S. Holder will be taxed on distributions on our common stock (other than certain pro rata distributions of our common stock) as ordinary dividend income (except as noted below) to the extent paid out of our current or accumulated earnings and profits for United States federal income tax purposes. Corporate U.S. Holders may be eligible for the 70% dividends-received deduction. The Code contains various limitations upon the dividends-received deduction. Corporate shareholders should consult their tax advisors with respect to the possible application of these limitations to the ownership or disposition of common stock in their particular circumstances.
      A U.S. Holder generally will not be taxed on any portion of a distribution not paid out of our current or accumulated earnings and profits if such holder’s tax basis in our common stock is greater than or equal to the amount of the distribution. However, a U.S. Holder would be required to reduce its tax basis (but not below zero) in our common stock by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds its tax basis in our common stock. Further, corporate U.S. Holders would not be entitled to a dividends-received deduction on the portion of a distribution not paid out of current or accumulated earnings and profits.
      U.S. Holders who are individuals who receive dividends with respect to our common stock before 2009, to the extent paid out of our current or accumulated earnings and profits for United States federal income tax purposes, are eligible to have those dividends taxed at a maximum rate of 15 percent, provided certain holding period requirements are satisfied.

Sale of Our Common Stock
      If a U.S. Holder sells or otherwise disposes of our common stock, such holder will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the common stock. A U.S. Holder’s adjusted tax basis and holding period in our common stock received upon conversion of a note are determined as discussed above under “— Conversion of Notes.” This capital gain will be taxed to U.S. Holders as long-term capital gain if the common stock is held for more than one year. Such long-term capital gain will be generally subject to a reduced rate of United States federal income tax if recognized by noncorporate U.S. Holders, which rate will be a maximum of 15 percent for years prior to 2009. Limitations apply to the deduction of capital losses. A U.S. Holder who sells our common stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated United States Treasury regulations.
Tax Consequences to Non-U.S. Holders
      The following is a summary of certain United States federal income tax consequences that will apply to a Non-U.S. Holder.
      As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident alien for United States federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.
      Subject to the discussion below concerning backup withholding, all payments on the notes made to a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that:

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-U.S. Holder; and

•	such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.
      The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

Conversion of the Notes
      A Non-U.S. Holder should recognize gain upon conversion of a note to the extent described above under “— Tax Consequences to U.S. Holders — Conversion of the Notes.” Any such gain will be subject to

U.S. federal income tax to the extent, and in the manner, described under “— Sale, Exchange or Redemption of Notes or Common Stock” below.

Distributions on our Common Stock
      As indicated above under “Dividend Policy,” we have not historically paid cash dividends on our common stock. In the event we do pay such dividends, such dividends (to the extent paid out of our current or accumulated earnings and profits for United States federal income tax purposes) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.
      In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid are effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Constructive Dividends
      If a Non-U.S. Holder were deemed to have received a constructive dividend (see “— Tax Consequences to U.S. Holders — Adjustments to Conversion Rate” above), such Non-U.S. Holder generally would be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. In the case of any constructive dividend, it is possible that the United States federal tax on this constructive dividend would be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to a Non-U.S. Holder. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Redemption of the Notes or Common Stock
      If the gain on the sale, exchange or redemption of the notes or common stock is effectively connected with a Non-U.S. Holder’s trade or business in the United States, the net gain recognized on the sale generally will be subject to United States federal income tax. If a Non-U.S. Holder is a corporation, it may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If a Non-U.S. Holder is an individual, is not engaged in a United States trade or business, and is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain other conditions are met, such Non-U.S. Holder will be subject to a flat 30% United States federal income tax on the gain recognized on the sale, which may be offset by United States source capital losses, even though such Non-U.S. Holder is not considered a resident of the United States. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules. In addition, prospective Non-U.S. Holders who may meet these qualifications should consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes or common stock.
      Certain special rules apply in the case of the sale, exchange or redemption of a note or common stock if we are or have been at any time, during the shorter of the five-year period ending on the date of such sale, exchange or redemption and the period that the Non-U.S. Holder held the note, a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897(c)(2) of the Code. However, such rules should not apply because we believe that we are not currently, have not been, and will not become, a USRPHC. Furthermore, so long as our common stock is regularly traded on an established securities market for purposes of the United States Treasury Regulations relating to USRPHCs, a disposition of notes will not be taxable as a result of our USRPHC status if (i) in the event the notes are not regularly traded on an established securities market for purposes of the United States Treasury Regulations relating to USRPHCs, the Non-U.S. Holder has not acquired notes with an aggregate fair market value (as of the date any notes were acquired) that exceeded 5 percent of the aggregate fair market value (on such date) of the total outstanding class of common stock into which the notes were convertible, and (ii) in the event the notes are regularly traded on an established securities market for purposes of the United States Treasury Regulations relating to USRPHCs, the Non-U.S. Holder has not, at any time during the five-year period ending on the date of disposition, actually or constructively held more than 5 percent of the notes. In the case of a disposition of our common stock, so long as our common stock is regularly traded on an established securities market, a disposition of such common stock will not be taxed as a result of our USRPHC status if the Non-U.S. Holder has not, at any time during the five-year period ending on the date of disposition, actually or constructively held more than 5 percent of our common stock.
Information Reporting and Backup Withholding
      In the case of U.S. Holders, information returns will be filed with the IRS in connection with payments on the notes, dividends on our common stock and the proceeds from a sale, exchange or redemption of the notes or our common stock, unless such U.S. Holder is an exempt recipient (such as a domestic corporation). In the case of Non-U.S. Holders, information returns will be filed with the IRS in connection with payments on the notes and our common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale, exchange, or redemption of the notes or our common stock.
      A U.S. Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. A Non-U.S. Holder may be subject to United States backup withholding tax on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.
      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.
SELLING SECURITYHOLDERS
      The notes were originally issued by us and sold to Morgan Stanley & Co. Incorporated, the initial purchaser of the notes, in transactions exempt from the registration requirements of the Securities Act. The initial purchaser resold the notes to persons reasonably believed by the initial purchaser to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and shares of our common stock issued upon conversion of those notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.
      The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes, as of March 20, 2006, that each selling securityholder may offer pursuant to this prospectus and the number of shares of our common stock into which those notes are convertible. Unless otherwise set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates, or beneficially owns in excess of 1% of our outstanding common stock.
      Based on the information provided to us by the selling securityholders, assuming that the selling securityholders sell all of the notes or shares of common stock beneficially owned by them that have been registered by us, unless otherwise indicated, the selling securityholders will not own any notes or shares of common stock, other than the shares of common stock appearing under the column entitled “Number of Shares of Common Stock Owned Before Offering.” We cannot advise you as to whether the selling securityholders will in fact sell any or all of such notes or shares of common stock. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the notes or shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth on the table below.

	Aggregate
	Principal				Beneficial Ownership After Resale of Notes or
	Amount at		Number of	Number of	Common Stock
	Maturity of		Shares of	Shares of
	Notes Owned		Common	Common			Number of
	Before	Percentage	Stock Held	Stock	Principal		Shares of
	Offering that	of Notes	Before	Offered for	Amount of	Percent of	Common	Percent of
Name	May Be Sold	Outstanding	Offering	Sale	Notes	Class	Stock	Class

Alpine Associates	$6,482,000	2.6%	159,720	159,720	—	—	—	—
Alpine Partners, L.P.	882,000	*	21,733	21,733	—	—	—	—
Argent Classic Convertible Arbitrage Fund Ltd.	2,390,000	1.0%	58,891	58,891	—	—	—	—
Argent Classic Convertible Arbitrage Fund, L.P.	340,000	*	8,378	8,378	—	—	—	—
Argent Classic Convertible Arbitrage Fund II, L.P.	90,000	*	2,218	2,218	—	—	—	—
Aristeia International Limited	25,960,000	10.4%	639,370	639,370	—	—	—	—
Aristeia Partners L.P.	3,540,000	1.4%	87,228	87,228	—	—	—	—
Bancroft Convertible Fund, Inc.	1,125,000	*	27,721	27,721	—	—	—	—
Bear, Stearns & Co. Inc.	4,000,000	1.6%	98,562	98,562	—	—	—	—
CBARB, a segregated account of Geode Capital Master Fund Ltd.	1,000,000	*	24,641	24,641	—	—	—	—
Citadel Equity Fund Ltd.	25,000,000	10.0%	616,015	616,015	—	—	—	—
Columbia Convertible Securities Fund	995,000	*	24,517	24,517	—	—	—	—
Continental Assurance Company on behalf of its Separate Account	1,900,000	*	46,817	46,817	—	—	—	—
Convertible Securities Fund	5,000	*	123	123	—	—	—	—
D.E. Shaw Valence Portfolios, L.L.C.	5,000,000	2.0%	123,203	123,203	—	—	—	—

	Aggregate
	Principal				Beneficial Ownership After Resale of Notes or
	Amount at		Number of	Number of	Common Stock
	Maturity of		Shares of	Shares of
	Notes Owned		Common	Common			Number of
	Before	Percentage	Stock Held	Stock	Principal		Shares of
	Offering that	of Notes	Before	Offered for	Amount of	Percent of	Common	Percent of
Name	May Be Sold	Outstanding	Offering	Sale	Notes	Class	Stock	Class

DKR Soundshore Opportunity Holding Fund Ltd.	2,000,000	*	49,281	49,281	—	—	—	—
Ellington Overseas Partners, Ltd.	1,500,000	*	36,961	36,961	—	—	—	—
Ellsworth Convertible Growth and Income Fund, Inc.	1,125,000	*	27,721	27,721	—	—	—	—
Five Sticks, L.P.	1,000,000	*	24,641	24,641	—	—	—	—
Fore Convertible Master Fund, Ltd.	18,000,000	7.2%	443,531	443,531	—	—	—	—
Fore ERISA Fund, Ltd.	3,000,000	1.2%	73,922	73,922	—	—	—	—
Fore Multi-Strategy Master Fund, Ltd.	7,000,000	2.8%	172,484	172,484	—	—	—	—
Forest Fulcrum Fund L.P.	210,000	*	5,175	5,175	—	—	—	—
Forest Global Convertible Fund Ltd., Class A-5	294,000	*	7,244	7,244	—	—	—	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	277,000	*	6,825	6,825	—	—	—	—
Grace Convertible Arbitrage Fund, Ltd.	3,000,000	1.2%	73,922	73,922	—	—	—	—
Harbert Arbitrage Master Fund, Ltd.	2,000,000	*	49,281	49,281	—	—	—	—
HFRCA Global Opportunity Master Trust	313,000	*	7,713	7,713	—	—	—	—
HFRRVA Select Performance Master Trust	86,000	*	2,119	2,119	—	—	—	—
Highbridge International LLC	2,500,000	1.0%	61,602	61,602	—	—	—	—
HSBC Investments (USA) A/C HSBC Multi-Strategy Arbitrage Fund	1,000,000	*	24,641	24,641	—	—	—	—
Inflective Convertible Opportunity Fund I, Limited	700,000	*	17,248	17,248	—	—	—	—
Inflective Convertible Opportunity Fund I, L.P.	300,000	*	7,392	7,392	—	—	—	—

	Aggregate
	Principal				Beneficial Ownership After Resale of Notes or
	Amount at		Number of	Number of	Common Stock
	Maturity of		Shares of	Shares of
	Notes Owned		Common	Common			Number of
	Before	Percentage	Stock Held	Stock	Principal		Shares of
	Offering that	of Notes	Before	Offered for	Amount of	Percent of	Common	Percent of
Name	May Be Sold	Outstanding	Offering	Sale	Notes	Class	Stock	Class

Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	500,000	*	12,320	12,320	—	—	—	—
Institutional Benchmarks Master Fund Ltd.	309,000	*	7,614	7,614	—	—	—	—
IXIS Corporate & Investment Bank	9,000,000	3.6%	221,765	221,765	—	—	—	—
JP Morgan Securities Inc.(1)	500,000	*	12,320	12,320	—	—	—	—
Kamunting Street Master Fund, LTD	7,500,000	3.0%	184,805	184,805	—	—	—	—
KBC Convertible Opportunities Fund, a segregated portfolio of KBC Alpha Master Fund	17,460,000	7.0%	430,225	430,225	—	—	—	—
KBC Convertibles MAC28 Fund, a segregated portfolio of KBC Alpha Master Fund	2,920,000	1.2%	71,951	71,951	—	—	—	—
KBC Financial Products USA Inc.	3,500,000	1.4%	86,242	86,242	—	—	—	—
KBC Multi-Strategy Arbitrage Fund, a segregated portfolio of KBC Alpha Master Fund	17,770,000	7.1%	437,863	437,863	—	—	—	—
LDG Limited	570,000	*	14,045	14,045	—	—	—	—
Lyxor/ Forest Fund Limited	626,000	*	15,425	15,425	—	—	—	—
Lyxor/ Inflective Convertible Opportunity Fund	200,000	*	4,928	4,928	—	—	—	—
Man Mac I, Ltd.	8,000,000	3.2%	197,125	197,125	—	—	—	—
MSS Convertible Arbitrage c/o TQA Investors	199,000	*	4,903	4,903	—	—	—	—
Partners Group Alternative Strategies PPC Limited, Red Delta Cell c/o Quattro Fund	500,000	*	12,320	12,320	—	—	—	—
Quattro Fund Ltd.	8,500,000	3.4%	209,445	209,445	—	—	—	—
Quattro Multi-Strategy Master Fund, L.P.	500,000	*	12,320	12,320	—	—	—	—

	Aggregate
	Principal				Beneficial Ownership After Resale of Notes or
	Amount at		Number of	Number of	Common Stock
	Maturity of		Shares of	Shares of
	Notes Owned		Common	Common			Number of
	Before	Percentage	Stock Held	Stock	Principal		Shares of
	Offering that	of Notes	Before	Offered for	Amount of	Percent of	Common	Percent of
Name	May Be Sold	Outstanding	Offering	Sale	Notes	Class	Stock	Class

Rampart Convertible Arbitrage Investors, L.L.C.	1,000,000	*	24,641	24,641	—	—	—	—
Sphinx Convertible Arbitrage SPC	251,000	*	6,185	6,185	—	—	—	—
Sphinx Fund c/o TQA Investors	695,000	*	17,125	17,125	—	—	—	—
SuttonBrook Capital Portfolio L.P.	6,000,000	2.4%	147,844	147,844	—	—	—	—
Swiss Re Financial Products Corporation	1,000,000	*	24,641	24,641	—	—	—	—
Toronto Dominion Bank	3,000,000	1.2%	73,922	73,922	—	—	—	—
TQA Master Fund	4,572,000	1.8%	112,657	112,657	—	—	—	—
TQA Master Plus Fund	2,393,000	*	58,965	58,965	—	—	—	—
Wachovia Capital Markets LLC	11,500,000	4.6%	283,367	283,367	—	—	—	—
Wachovia Securities International LTD	14,500,000	5.8%	357,289	357,289	—	—	—	—
Xavex Convertible Arbitrage 10 Fund	180,000	*	4,435	4,435	—	—	—	—
Zurich Institutional Benchmark Master Fund	1,571,000	*	38,710	38,710	—	—	—	—

*	Denotes less than one percent (1%).

(1)	JP Morgan Securities is the sole bookrunner and lead arranger for our senior revolving credit facility.
PLAN OF DISTRIBUTION
      The selling securityholders and their successors, which term includes their transferees, pledgees, assignees or donees or their successors, may sell the notes and the underlying shares of common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders, or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The reselling securityholders will be responsible for all such discounts, concessions and commissions.
      The notes and shares of common stock issuable upon the conversion of the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      These prices will be determined by the selling securityholders or by agreement between the selling securityholders and underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders, or the purchasers.

      In the case of the shares of common stock, these sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.
      In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or they may loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.
      The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock, as the case may be, less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
      Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or automated quotation system and can give no assurance about the development of any trading market for the notes. See “Risk Factors  — Risks Related to the Notes — There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.”
      In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
      The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
      The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.
      A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.
      With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices, public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.
      We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and we will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. For additional information relating to the registration rights agreement, including how long we must keep the shelf registration statement effective and the limited circumstances under which we may suspend its availability, see “Registration Rights.”
LEGAL MATTERS
      The validity of the notes has been passed upon for us by Sidley Austin LLP, Chicago, Illinois.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included or incorporated by reference in our Current Report on Form 8-K filed November 8, 2005, for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
      With respect to our unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2005 and 2004; the three and six-month periods ended June 30, 2005 and 2004; and the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference in this

Prospectus, Ernst & Young LLP reported they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 3, 2005, August 1, 2005 and November 3, 2005, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, respectively, and incorporated by reference herein, state they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or “parts” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York, 10005.
      We have elected to incorporate by reference information into this prospectus. By incorporating by reference, we can disclose important information to you by referring to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except as described in the following sentence. Any statement in this prospectus or in any document which is incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.
      This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004 (Items 6, 7 and 8 of this report are revised by our Form 8-K filed November 8, 2005);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Current Reports on Form 8-K dated January 5, 2005, January 5, 2005, January 14, 2005, March 2, 2005, May 12, 2005, May 20, 2005, May 26, 2005, July 6, 2005, July 27, 2005, August 16, 2005, August 30, 2005, September 15, 2005, September 19, 2005, September 26, 2005, November 8, 2005, November 16, 2005, November 22, 2005 and November 30, 2005; and

•	The description of our common stock contained in our registration statements on Form 8-A, filed on October 31, 1990 and on August 5, 1998, as amended by Form 8-A/ A filed on September 26, 2000.
      We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.
      To receive at no cost a copy of any of the documents incorporated by reference in this prospectus, or a copy of the Indenture, the registration rights agreement or the form of certificate evidencing the notes, call or write us at Maverick Tube Corporation, 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017, Attention: Secretary, telephone (636) 733-1600. The information relating to us contained in this prospectus is not complete and should be read together with the information contained in the documents incorporated and deemed to be incorporated by reference in this prospectus.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
      The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All of the fees and expenses described below will be paid by the Company.

Amount

SEC registration fee	$26,750
NYSE fee	$5,000
Legal expenses*	$50,000
Accounting expenses*	$10,000
Printing expenses*	$5,000
Miscellaneous expenses*	$3,250

Total*	$100,000

*	Estimated solely for the purpose of this item. Actual expenses may be more or less than estimated.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
      Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court shall deem proper.
      Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145. The Company’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.
      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.
      The Company’s Certificate of Incorporation provides that the Company shall indemnify certain persons, including officers, directors and controlling persons, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We have entered into agreements with our directors and executive officers providing for this indemnification. The form of Indemnification Agreement was filed with the SEC as Exhibit 10.1 on Form 8-K dated August 16, 2005. We have purchased and may in the future purchase and maintain insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors or officers.
EXHIBITS

Exhibit
No.	Description

23.3	Consent of Ernst & Young LLP.
UNDERTAKINGS
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on March 21, 2006.

MAVERICK TUBE CORPORATION

By:	/s/ JOYCE M. SCHULDT

Name:	Joyce M. Schuldt
Title:	Senior Vice President — Finance, Chief Financial Officer and Secretary

POWER OF ATTORNEY
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on March 21, 2006.

Signature		Title

* C. Robert Bunch		Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)

/s/ Joyce M. Schuldt Joyce M. Schuldt		Senior Vice President — Finance, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

* C. Adams Moore		Director

* David H. Kennedy		Director

* Gerald Hage		Director

* Paul G. McDermott		Director

* Wayne P. Mang		Director

* Jack B. Moore		Director

*By:	/s/ Joyce M. Schuldt Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

23.3	Consent of Ernst & Young LLP.